Exhibit 99.1

Highlights of continuing operations for the three months ended June 30, 2013 included:

•
Gross customer additions of 372,000 including installations by the home services division, up 6% compared to 350,000 in the first quarter of fiscal 2013. The most customers ever signed by the Company in a quarter.

•	Consumer customer additions were 171,000, up 6% from fiscal 2013. Commercial additions of 193,000 were up 10% from 176,000 added a year earlier.

•	National Home Services installed base up 37% year over year to 243,000 with gross margin up 53% to $13.0 million.

•	Including NHS installations, Just Energy exited the quarter at 4,545,000 customers, up 9% from a year earlier.

•	Overall gross margin of $119.4 million, up 5%.

•	Base EBITDA of $29.1 million, up 53%. Base Funds from continuing operations was $13.3 million up from $1.1 million in Q1 of fiscal 2013.

•
Loss per diluted share was $0.28 down, from earnings per diluted share of $2.00 as lower commodity spot prices reduced mark to market on future supply positions. Change in mark to market has little or no impact on realized results because the supply in question has been sold under contract at fixed prices.

•	Future embedded gross margin of $2.3 billion, up 12% year over year from $2.1 billion.

•	Payout ratio on Base EBITDA was 106% for the quarter versus 234% for the three months ended June 30, 2012.

•	First quarter results are consistent with published annual guidance of $220 million in fiscal 2014, Base EBITDA up from the $175.1 realized in fiscal 2013.

Message from the Chief Executive Officer

Fellow Shareholders,

At year end, Just Energy provided guidance of $220 million in Base EBITDA for fiscal 2014 up from $175.1 million in fiscal 2013.  To achieve this level of growth, Just Energy would have to benefit from:

1.	Continued customer aggregation of more than 1 million annual additions;

2.	Continuation of the trend of steady decline in attrition rates with renewals at target levels;

3.	Reduction in administrative cost run rate despite the higher number of customers; and,

4.	Significantly lower selling and marketing expense as we increasingly utilize lower cost channels to aggregate customers.

I am very pleased to say that the trend in all these key factors shows we are on pace to realize the high growth forecast within our guidance for fiscal 2014.

Three months ended June 30, ($ millions except per share)	F2014	Increase (Decrease)	F2013
Sales	$746.1	14%	$657.3
Gross margin	119.4	5%	113.7
Administrative expenses	36.0	6%	33.8
Selling and marketing	52.4	(10)%	58.6
Finance costs	22.5	38%	16.3
Base EBITDA from continuing operations	29.1	53%	19.0
Base Funds from continuing operations	13.3	NMF1	1.1
Profit for the period	(41.9)	NMF1	328.6
Dividends	30.8	(31)%	44.4
Payout ratio – Base EBITDA	106%		234%
Future embedded gross margin	2,340.6	12%	2,088.2
Energy customers (RCEs)	4,302,000	8%	3,977,000
Home Services customers (installed units)	243,000	37%	177,000
Total customers (RCEs and installed units)	4,545,000	9%	4,154,000
1Not a meaningful figure

Growth

Customer additions in the first quarter were 372,000, up 6% from fiscal 2013, the highest total in Just Energy’s history. The overall customer base, including National Home Services (“NHS”) installations, grew to 4.5 million, up 9% from a year earlier.

New additions were solid in all segments of the business led by 193,000 new commercial customers, up 10% from the 176,000 added in the first quarter of fiscal 2013. Consumer additions totaled 171,000, up 6% from 162,000 added in the prior comparable quarter. NHS saw a 37% year over year growth in total installations growing to 243,000 customers.

Customer aggregation

	April1,			Failed to	June 30,	% increase	June 30,	% increase
	2013	Additions	Attrition	renew	2013	(decrease)	2012	(decrease)
Consumer Energy
Gas	791,000	52,000	(45,000)	(13,000)	785,000	(1)%	826,000	(5)%
Electricity	1,198,000	119,000	(74,000)	(36,000)	1,207,000	1%	1,173,000	3%
Total Consumer	1,989,000	171,000	(119,000)	(49,000)	1,992,000	0%	1,999,000	0%
Commercial Energy
Gas	207,000	14,000	(2,000)	(6,000)	213,000	3%	280,000	(24)%
Electricity	2,026,000	179,000	(24,000)	(84,000)	2,097,000	4%	1,698,000	23%
Total Commercial	2,233,000	193,000	(26,000)	(90,000)	2,310,000	3%	1,978,000	17%
Total Energy Marketing	4,222,000	364,000	(145,000)	(139,000)	4,302,000	2%	3,977,000	8%
Home Services
Water heaters	217,000	7,000	-	-	224,000	3%	165,000	36%
Air Conditioners / Furnaces	18,000	1,000	-	-	19,000	6%	12,000	58%
Total installs	235,000	8,000	-	-	243,000	3%	177,000	37%
Combined Total	4,457,000	372,000	(145,000)	(139,000)	4,545,000	2%	4,154,000	9%

In addition to the 364,000 new energy marketing customers added, a further 334,000 customers renewed their contracts during the quarter. The Company’s traditional sales force was augmented by strong results from telemarketing, internet sales and network marketing. Traditional door-to-door marketing accounted for 35% of first quarter additions, while non-door-to-door channels contributed the remaining 65%. Prior to the acquisition of Hudson Energy in fiscal 2011, the vast majority of new customers were signed door-to-door. These figures provide clear evidence of the success of the Company’s efforts to diversify its sales efforts. With the opening of new markets such as the U.K. in fiscal 2013, Just Energy’s sales capacity remains at its highest level in history.

The attrition rate was 12% on a trailing 12 month basis, down from 13% in the prior year period, with Consumer division U.S. markets slightly higher and Commercial division U.S. markets lower. Canadian attrition was down slightly for both energy marketing divisions. Overall attrition remains at target levels.

Renewal rates were 70% on a trailing 12-month basis, also at target levels. Consumer energy renewals were at 75% while the Commercial energy renewals were at 65%, lower than target due to the loss of a single, large low margin U.S. gas customer during the trailing 12 months. 72% of Company’s customers are in the United States. Management believes that there is an opportunity for further improvement in renewal rates, however, commercial renewal rates can be volatile on a quarter to quarter basis.

Profitability

Operating profits rose sharply during the quarter. Gross margin for the quarter was $119.4 million, up 5% from $113.7 million in fiscal 2013.  Base EBITDA was $29.1 million, up 53% from $19.0 million in the prior comparable period. Base Funds from Operations were $13.3 million up from $1.1 million a year earlier. Given that the first quarter is the lowest consumption quarter of the year, Base EBITDA remains well on track with the Company’s published guidance of $220 million for the year. The increase in Base Funds from Operations is consistent with the Company’s goal to reduce its payout ratio below 100% for fiscal 2014.

The following factors drove quarterly profitability:

•
The 9% year over year growth in customers led to a 5% increase in margin. This disparity is due a 17% year over year increase in lower margin Commercial division customers while higher margin Consumer division customers remained effectively flat.

•
Despite the flat Consumer customer base, Consumer margin rose 4% as the Company had minimal utility reconciliations in fiscal 2014 compared to the previous year as the prior winter consumption was normal.

•
Commercial division margins declined 6% despite a 17% increase in customers. Realized prices on new and renewed customers were $66 per year versus $80 on customers lost during the period. The lower margins are a function of aggressive competition in U.S. markets. While less profitable than in the past, commercial customers continue to generate margins more than double annual aggregation costs ensuring a continued high level of profitability within the business segment.

•	Home Services division margins rose 53%, reflecting 37% growth in installations and contractual price increases.

•
Selling and marketing costs declined 10% versus the first quarter of fiscal 2013. Despite record customer additions and renewals, selling costs declined due to the use of lower cost aggregation channels.  In particular, the Momentis network marketing operation completed its build-out of the independent representatives in fiscal 2013 and is no longer a drain on cashflow.

•
Administrative costs per customer were an annual $31.70, down from $32.58 a year earlier. Management believes that this measure will fall to the $30 range as new markets like the U.K. and new channels like Momentis begin to reach their potential.

•	Bad debt amounted to 2.2% of relevant sales, down from 2.4% in the first quarter of fiscal 2013.

•
Financing costs were $22.5 million for the quarter, up from $16.3 million in the prior comparable period. The increase reflects inclusion of the new $105 million unsecured debentures, additional funding for the Home Services and Solar divisions and higher drawings on the working capital line of credit as a result of our accelerated growth levels.

Past growth expenditures have created clear tangible long term value for shareholders. Management believes that embedded gross margin a key measure of this value.  Embedded margin is an estimate of cashflow from existing contracts based on the spread between contract price and underlying supply. The table below shows the increase in this value over the quarter and the last year.

EMBEDDED GROSS MARGIN
(millions of dollars)
Management's estimate of the future embedded gross margin is as follows:
	As at	As at	June vs.	As at	2013 vs.
	June 30,	March 31,	March 2013	June 30,	2012
	2013	2013	variance	2012	variance
Energy marketing1	$1,711.7	$1,671.3	2%	$1,622.5	5%
Home Services	628.9	597.6	5%	465.7	35%
Total embedded gross margin	$2,340.6	$2,268.9	3%	$2,088.2	12%
1Energy marketing also includes embedded gross margin related to HES.

Dividend Policy
Dividends were $0.21 per share in the quarter.  Payout ratio on Base EBITDA fell to 106% from 234% a year ago. Based on results to date, management expects the payout ratio on Base Funds from continuing operations will be less than 100% for fiscal 2014 down, from 184% in fiscal 2013. In changing the dividend for fiscal 2014, management and the board of directors concluded that the new monthly $0.07 per share level met the criteria of providing adequate funding of growth expenditures and making a necessary contribution to the cash repayment of future debt maturities.  The combination of anticipated future growth and this lower dividend level is expected to allow the Company to reduce its debt to EBITDA to a target range of 3.5 - 4.0 times by the end of fiscal 2016.

Outlook
The Company’s published guidance calls for $220 million in base EBITDA for fiscal 2014 up from the $175.1 million realized in fiscal 2013. Results to date are consistent with this level of growth although investors should note that the first quarter is the lowest consumption quarter of the year and that results from later quarters will be more meaningful in defining the year’s growth.

Another quarter showing double digit growth in year over year embedded future margin also gives management continued confidence in that, as this margin is realized, results should be consistent with forecast.

We made major expenditures in fiscal 2013 to form the base for the growth expected this year.  While the first quarter does not define the year, our 53% growth in base EBITDA shows that record customer growth is flowing to the bottom line. Last year we opened 10 new utility territories with the associated higher administrative cost. As is normally the case in the first year of a new market, these costs were not offset by customer cashflow. This year we plan to open only one new territory and all ten of the markets opened last year will begin to be cash flow positive. The result of this will be the Base EBITDA and Base Funds from operations growth we have seen in the first quarter.

In total, this is a quarter we are proud of.  We have a solid start on what we believe will be an excellent year for both growth and profitability.

I thank my fellow shareholders for their continued support.

Yours sincerely,

Ken Hartwick
President and Chief Executive Officer